

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2019

Rajesh Vashist
Chief Executive Officer
SiTime Corporation
5451 Patrick Henry Drive
Santa Clara, California 95054

  Re: SiTime Corporation
   Draft Registration Statement on Form S-1
   Filed May 31, 2019
   CIK No. 0001451809

Dear Mr. Vashist:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed May 31, 2019

Prospectus Summary, page 1

1. Please tell us whether you commissioned any of the third-party data included in your registration statement.

2. Please revise the first paragraph to clarify the portion of the $7.7 billion market that is addressable with your current products and how you are "disrupting" the market given your current market share and declining revenues from 2017 to 2018.

Emerging Growth Company Status, page 7

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We currently depend on one end customer for a large portion of our revenue, page 14

4.   In light of the risk disclosed here and significance to your operations, please disclose the name of your largest end customer.

We may face intellectual property infringement, page 34

5.   Please clarify the portion of your products affected by the patent that is the subject of the lawsuit.

Selected Consolidated Financial Data, page 56

6.   We note the discussion on page 51 of the pro forma increase in your issued common stock as a result of your amended and restated certificate of incorporation. Accordingly, please revise the Selected Financial Data presented here and on page 11 to include pro forma net income (loss) per share reflecting the increase in your issued common stock. Refer to Rule 8-05 of Regulation S-X.

The Bank of Tokyo Mitsubishi Credit Facility, page 66

7.   Please tell us which exhibit addresses the renewal of the agreement that increased the line of credit to $50 million and extended the maturity date. Also, Section 2.1 of Exhibit 10.11 indicates that there are other agreements related to this line of credit. If so, please file those agreements as exhibits.

Contractual Obligations and Commitments, page 68

8.   Please tell us the dollar amount of the contracts excluded from the table based on the criteria mentioned in the last sentence on page 68.

Manufacturing, page 82

9.   Please disclose the material terms of your supply agreement with Bosch, including the material obligations of the parties.

10.   Please expand the disclosure in the last sentence of the third paragraph of this section to disclose the royalty fee or provide a range of the fee.

Management, page 86

11.   Please tell us why the individual who intends to sign this document in the capacity of principal financial and accounting officer is not listed in the disclosure that begins here. Also revise your disclosure beginning on pages 93, 102 and 105, as appropriate.

Board Composition, page 87

12.   Please tell us what agreement or other document provides MegaChips the right to have two of seven board seats as long as it owns at least 50% of your outstanding common stock.

Summary Compensation Table, page 93

13.   Refer to footnote 3. Clarify the amount of the bonus to which you refer.

Commercial Agreements, page 102

14.   Please revise to describe how the commission percentages paid to MegaChips compares to the percentages paid to your other distributors, such as those identified on page 14.

15.   Please revise to clarify the material interests of the parties pursuant to the integration and purchase agreement, including the minimum purchase commitments, pricing terms and amounts paid to date. Also revise to clarify how the terms of this agreement, such as pricing and purchase commitments, compare to your agreements or purchase orders with other customers.

Underwriting, page 116

16.   Please revise to clarify the "certain conditions precedent" to the purchase of shares by the underwriters. Please also revise to clarify the relative proportion of shares to be purchased from you and the Selling Stockholder pursuant to the option to purchase additional shares.

Other Relationships, page 119

17.   Please provide more specific information regarding the past relationships with the underwriters mentioned in this section.

Consolidated Balance Sheets, page F-4

18.   Please disclose the accounts receivable from your parent separately and not under the general heading "accounts receivable". Refer to ASC paragraph 850-10-50-2.

Consolidated Statement of Cash Flows, page F-7

19.   We note the significance of the $7.8 million inventory write-down described on page F-18. As noted in ASC 230-10-45-28 when using the indirect method all items included in net income that are non-cash expenses should be separately reflected as an adjustment in reporting net cash flow from operating activities. Further ASC 230-10-45-29 notes that meaningful information should be disaggregated and not reported as a net change in operating assets including the separate reporting of changes in assets resulting in impairments and other changes in assets from sales of inventories in the normal course of business. Please revise this statement to comply. Refer also to ASC 230-10-45-7.

Note 1. The Company and Summary of Significant Accounting Policies
Revenue Recognition, page F-13

20.   Please tell us how you considered the guidance to disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, e.g., geographical regions, customer market or type and sales channel. Refer to ASC 606-10-50-5 and also see ASC 606-10-55-89 through 91.

Exhibits

21.   Please file as exhibits the lock-up agreements mentioned on page 111. Please also provide us your analysis of whether you are required to file as an exhibit the development and supply agreement referenced on page 14, in light of the risk disclosed on that page.

        You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar, Accounting Branch Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek, Special Counsel, at 202-551-3641 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Electronics and Machinery

cc: Jorge del Calvo, Esq.